October 28, 2013

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: U.S. Rare Earths, Inc.
Preliminary Proxy Statement on Schedule 14A Filed October 17, 2013
File No. 000-31199

Dear Mr. Spirgel:

Reference is made to the Staff’s comment letter dated October 24, 2013 (the “Staff’s Letter”) to U.S. Rare Earths, Inc. The Company hereby submits the following responses to the comment contained in the Staff’s Letter with respect to the Company’s Preliminary Proxy Statement Schedule 14A filed with the SEC on October 17, 2013.

For convenience of reference, the comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the Company.

This comment has been made in response to the Staff’s comment.

General

We note that you previously filed a definitive proxy on Schedule 14A on October 2, 2013.  In your current preliminary proxy filed October 17, 2013 you state that this Notice and accompanying Proxy Statement replaces the Notice and Proxy Statement previously mailed to shareholders. Please tell us what you plan to do with the voted proxy cards from the previous mailing and how you believe this is consistent with Rule 14a-4(e) of the Exchange Act.  Alternatively, consider revising your proxy to advise shareholders to send in a new proxy card and alerting them that if you do not receive a new proxy card, they will lose their vote on the proposal that has now divided into two proposals, and affirming that absent a revocation, old cards will be voted as directed.  We note that your record and meetings dates remain the same.

We have revised the preliminary proxy statement and proxy card to reflect the language above.

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 979-9953 with any questions.

Sincerely,

/s/ Mark Scott

Mark Scott,
Chief Financial Officer
U.S. Rare Earths, Inc.

cc:  Kate Beukenkamp, Attorney Advisor, Securities and Exchange Commission
James F. Biagi, Jr., Fifth Avenue Law Group, PLLC